FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Yukon-Nevada Gold Corp.

Fiscal year end date used
to calculate capitalization:	December 31

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the
issuer's most recent fiscal year end	(i)	175,133,430

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and
(B) of the Rule)	(ii)	$1.70

Market value of class or series	(i) X (ii) =	(A)
		297,726,831

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or
the United States of America at the end of the fiscal year)		(B)
	Warrants	21,175,932

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined)		(C)
		$0.45

(Repeat for each class or series of securities)		(D)
		9,529,169.40
Capitalization
	(A) + (B) +
(Add market value of all classes and series of securities)	(C) + (D)	307256000.4
	=

Participation Fee		$14,700
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
     (See section 2.6 of the Rule)

Participation fee	X	Number of entire months remaining

		in the issuer's fiscal year	=
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)	$147.00